Exhibit 99.2

Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2008

The following disclosures have been prepared by Baytex Energy Trust (“Baytex” or the “Trust”) in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures about Oil and Gas Producing Activities” (“SFAS 69”):

Oil and Gas Reserve Information

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

Reserves are estimated quantities of crude oil, natural gas and related substances anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and prices in effect at year end.  Estimates of oil and gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change.  Reserves presented in this section represent the Trust’s share of reserves, excluding royalty interests of others.  Net after royalty reserves are the Trust’s working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties.  Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in the Trust’s net proved oil and gas reserves under constant prices and costs for the two-year period ended December 31, 2008 were as follows:

	Canada		United States		Total
	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(Mmcf)
Net proved reserves
December 31, 2006	74,790	88,560	-	-	74,790	88,560
Revisions of previous estimates	3,955	(2,267)	-	-	3,955	(2,267)
Improved recovery	246	-	-	-	246	-
Purchases	7,792	8,657	-	-	7,792	8,657
Extensions and discoveries	7,428	4,802	-	-	7,428	4,802
Production	(8,315)	(14,849)	-	-	(8,315)	(14,849)
December 31, 2007	85,896	84,903	-	-	85,896	84,903
Revisions of previous estimates	3,130	(547)	-	-	3,130	(547)
Improved recovery	-	-	-	78	-	78
Purchases	1,102	22,671	3,281	1,580	4,383	24,251
Extensions and discoveries	402	183	-	-	402	183
Production	(9,166)	(14,992)	(57)	(13)	(9,223)	(15,005)
December 31, 2008	81,364	92,218	3,224	1,645	84,588	93,863
Net proved developed reserves
End of year 2006	45,958	75,679	-	-	45,958	75,679
End of year 2007	48,052	72,372	-	-	48,052	72,372
End of year 2008	45,384	80,916	1,161	330	46,545	81,246

Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2008

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information has been developed utilizing procedures prescribed by SFAS 69 and based on crude oil and natural gas reserve and production volumes estimated by Baytex’s independent engineering evaluators, Sproule Associates Limited. In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to Baytex’s annual future production from proved reserves to determine cash inflows.  Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating, and regulatory conditions.  Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The Trust is currently not taxable.  A 10 percent discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex’s oil and gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10 percent may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2008 was based on the year-end AECO-C spot price for natural gas of $6.34/mmbtu (2007 - $6.52/mmbtu) and on crude oil prices computed with reference to the year-end Edmonton Par spot price of $45.51/bbl (2007 - $93.44/bbl).

The standardized measure of discounted future net cash flows relating to net proved oil and gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2008	2007	2008	2007	2008	2007
Future cash inflows	$2,548,386	$4,239,971	$161,982	$-	$2,710,368	$4,239,971
Future production costs	(1,324,077)	(1,503,820)	(66,397)	-	(1,390,474)	(1,503,820)
Future development costs	(411,306)	(428,574)	(57,124)	-	(468,430)	(428,574)
Future income taxes (1)	-	(80,005)	(6,304)	-	(6,304)	(80,005)
Future net cash flows	813,003	2,227,572	32,157	-	845,160	2,227,572
Deduct: 10% annual discount factor	(251,348)	(788,772)	(35,994)	-	(287,342)	(788,772)
Standardized measure	$561,655	$1,438,800	$(3,837)	$-	$557,818	$1,438,800

(1) Not expected to be taxable in Canada.

Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2008

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Oil and Gas Reserves

As at December 31, 2008 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,438,800	$-	$1,438,800
Sales, net of production costs	(776,491)	(3,234)	(779,725)
Net change in prices and production costs related to future production	(273,125)	-	(273,125)
Changes in previously estimated production costs incurred during the period	(162,473)	(62,390)	(224,863)
Extensions, discoveries and improved recovery, net of related costs	5,426	280	5,706
Revisions of previous quantity estimates	35,199	-	35,199
Purchases of reserves in place	119,553	62,209	181,762
Accretion of discount	159,586	-	159,586
Net change in income taxes	15,180	(702)	14,478
Balance, end of year	$561,655	$(3,837)	$557,818

As at December 31, 2007 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,227,079	$-	$1,227,079
Sales, net of production costs	(508,384)	-	(508,384)
Net change in prices and production costs related to future production	209,794	-	209,794
Changes in previously estimated production costs incurred during the period	(120,870)	-	(120,870)
Extensions, discoveries and improved recovery, net of related costs	193,199	-	193,199
Revisions of previous quantity estimates	82,630	-	82,630
Purchases of reserves in place	283,831	-	283,831
Accretion of discount	96,740	-	96,740
Net change in income taxes	(25,219)	-	(25,219)
Balance, end of year	$1,438,800	$-	$1,438,800

Capitalized Costs Relating to Oil and Gas Producing Activities

As at December 31, 2008 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,377,726	$49,282	$3,427,008
Unproved properties	63,587	57,629	121,216
Total capital costs	3,441,313	106,911	3,548,224
Accumulated depletion and depreciation	(2,795,663)	(49,285)	(2,844,948)
Net capitalized costs	$645,650	$57,626	$703,276

As at December 31, 2007 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$2,993,179	$-	$2,993,179
Unproved properties	64,984	-	64,984
Total capital costs	3,058,163	-	3,058,163
Accumulated depletion and depreciation	(1,929,982)	-	(1,929,982)
Net capitalized costs	$1,128,181	$-	$1,128,181

Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2008

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

For years ended December 31, 2008 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs (1)
Proved properties	$190,471	$12,299	$202,770
Unproved properties	4,700	57,629	62,329
Development costs (2)	140,887	36,892	177,779
Exploration costs (3)	6,026	1,278	7,304
Total	$342,084	$108,098	$450,182

For years ended December 31, 2007 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs (1)
Proved properties	$245,000	$-	$245,000
Unproved properties	6,530	-	6,530
Development costs (2)	130,400	-	130,400
Exploration costs (3)	12,266	-	12,266
Total	$394,196	$-	$394,196
(1) Acquisitions are net of disposition of properties.
(2) Development and facilities capital expenditures.
(3) Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells drilled.

Results of Operations for Producing Activities

For years ended December 31, 2008 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Oil and gas revenues, net of royalties	$946,772	$4,213	$950,985
Less:
Operating costs, production and mineral taxes	182,431	980	183,411
Transportation costs	218,706	-	218,706
Depreciation, depletion and accretion	870,928	48,687	919,615
Operating income (loss)	(325,293)	(45,454)	(370,747)
Income taxes (1)	-	-	-
Results of operations (2)	$(325,293)	$(45,454)	$(370,747)
Depletion rate per net boe (3)	74.66	822.88	78.44

For years ended December 31, 2007 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Oil and gas revenues, net of royalties	$640,430	$-	$640,430
Less:
Operating costs, production and mineral taxes	139,763	-	139,763
Transportation costs	155,754	-	155,754
Depreciation, depletion and accretion	154,771	-	154,771
Operating income	190,142	-	190,142
Income taxes (1)	-	-	-
Results of operations (2)	$190,142	$-	$190,142
Depletion rate per net boe	14.34	-	14.34
(1) Baytex is currently not taxable.
 (2) Excludes corporate overhead and interest costs.
 (3) Includes impairment write-down of $799.1 million ($752.1 million – Canada; $47.0 million – United States).